UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 12, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sunesis Pharmaceuticals, Inc.
File No. 0-51531 - CF#20074

Sunesis Pharmaceuticals, Inc. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.47 to a Form 10-K filed on March 15, 2007, as modified by the same contract refiled with fewer redactions as Exhibit 10.47 to a Form 10-K filed on March 17, 2008.

Based on representations by Sunesis Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.47 to Form 10-K filed March 15, 2007 through March 31, 2013
Exhibit 10.47 to Form 10-K filed March 17, 2008 through March 31, 2013

For the Commission, by the Division of Corporation Finance, by delegated authority:

Christian Windsor
Special Counsel